U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

     __        000-53366

SEC FILE NUMBER

____16946A 10 0

CUSIP NUMBER

NOTIFICATION OF LATE FILING

[X] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [] Form 10-Q and Form 10-QSB [ ] Form N-SAR

For Period Ended:  June 30, 2009

[ ]  Transition Report on Form 10-K
[ ]  Transition Report on Form 20-F
[ ]  Transition Report on Form 11-K
[ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.  If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates :

Part I - Registrant Information

Full Name of Registrant: China Voice Holding Corp.
Former Name if Applicable:
Address of Principal Executive Office: 327 Plaza Real, Suite 319, Boca Raton, FL 33432

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

X(a)           The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

X(b)           The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report

DAL:748334.1

on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

___(c)           The accountant’s statement or other exhibit required by Rule 12b-25 is attached.

Part III - Narrative

The registrant has been unable to complete the audit of the Company’s financial statements for the year ended June 30, 2009 by September 30, 2009.

Part IV - Other Information

(1)           Name and telephone number of person to contact in regard to this notification

D. Ronald Allen – (972) 381-1212

(2)           Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

[x] Yes                                [ ] No

(3)           Is it anticipated that any significant change in result of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ ] Yes                                [x] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Registrant has caused this notification to be signed on its behalf thereunto duly authorized.

Date:           September 28, 2009

CHINA VOICE HOLDING CORP.

By:             /s/ D. Ronald Allen

D. Ronald Allen, CFO

DAL:748334.1